Cover-All Technologies Inc.

412 Mt. Kemble Avenue, Suite 110C

Morristown, New Jersey 07960

November 15, 2012

VIA EDGAR SUBMISSION

Mark P. Shuman

Branch Chief – Legal

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Cover-All Technologies Inc.

Registration Statement on Form S-3

Filed October 24, 2012

File No. 333-184563

Dear Mr. Shuman:

Cover-All Technologies Inc. (the “Company,” “we,” “us” and “our”) respectfully submits the following responses to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 26, 2012 regarding the above-referenced Registration Statement on Form S-3 (the “Original Form S-3”).  Amendment No. 1 (the “Amended Form S-3”) to the Original Form S-3 is being filed concurrently herewith.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the related response of the Company.

Selling Security Holders, page 10

1.

For each of the legal entities listed in the selling shareholder table, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, please tell us whether Imperium Commercial Finance Master Fund is an affiliate of a broker-dealer.

Response:  We have revised the Original Form S-3 to disclose the natural person (or persons) who exercise voting and/or dispositive powers with respect to the securities offered for resale by the selling security holders listed in the table that are legal entities.  Please see footnotes 1 and 2 to the table of selling security holders on page 10

Mark P. Shuman
November 15, 2012

of the Amended Form S-3.  Also, Imperium Commercial Finance Master Fund has advised us that it is not an affiliate of a broker-dealer.

Information Incorporated by Reference, page 12

2.

Please revise to correct the filing date of your Form 10-K for the fiscal year ended December 31, 2011, which was filed on April 2, 2012. Also, incorporate by reference the Forms 8-K filed on January 6, 2012, February 24, 2012, March 12, 2012, April 18, 2012, June 12, 2012 and the amended Form 8-K filed on March 19, 2012. Refer to Item 12(a)(2) of Form S-3. Also, we note that you incorporate Forms 8-K filed on June 13, 2012, June 15, 2012 and July 2, 2012. As you do not appear to have filed any Forms 8-K on those dates, please remove reference to those dates from this section or advise.

Response:  We have revised the Original Form S-3 to correct the information contained in this section.   Please refer to page 12 of the Amended Form S-3.

As per your instructions in your letter, the Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (973) 461-5190 or David E. Weiss of Sills Cummis & Gross P.C. at (212) 500-1579 if you have any questions or require further information.  Please advise us if we can further assist you in the review of the above-referenced documents

Very truly yours,

/s/ Ann F. Massey

Ann F. Massey

Chief Financial Officer

cc:

John W. Roblin, Chairman and Chief Executive Officer

David E. Weiss, Esq.